Exhibit 99.4

NICE CLUB ONE Sees 150% Membership Surge in 2024, Setting the Standard for
CX Loyalty Programs

 First-of-its-kind customer loyalty program redefines CX leadership and innovation through unique community engagement and career growth opportunities

Hoboken, N.J., November 19, 2024 – NICE (Nasdaq: NICE) today announced record membership for CLUB ONE, its exclusive, global customer loyalty program driving the next generation of CX innovators. In addition to surging membership, CLUB ONE recently surpassed 100,000 activities completed by members. CLUB ONE’s premier customer community, which launched in 2023, delivers unparalleled opportunities for CX leaders using CXone to learn, network, and influence the future of CX. Despite being newly launched, CLUB ONE has already achieved notable industry recognition, earning the Excellence in B2B Community Engagement award from Global Brands Magazine in 2023.

Unlike traditional loyalty programs, CLUB ONE amplifies the voice of the customer, strengthening NICE’s relationship with supervisors on the frontlines of CX. By offering a direct line to NICE, members can share their unique insights and broader challenges, which are invaluable to other users and NICE. This open dialogue drives industry-wide collaboration and innovation. The program empowers members—not only in their use of CXone Supervisor but also in their broader careers and leadership journeys. Members can elevate their careers by earning certifications through the CLUB ONE Academy. Members are also invited to attend exclusive events featuring industry experts, thought leaders and influencers.

As part of CLUB ONE, members can earn points by completing various activities which can be redeemed for rewards from top brands. Activities cover a range of categories, including thought leadership, eLearning certifications, success sharing, and participation in UX research.

“Our goal with CLUB ONE is to create a dynamic environment where our customers can excel in their roles while shaping the future of customer experience,” said Barry Cooper, President, CX Division, NICE. “By connecting with peers, engaging in thought leadership, and earning rewards, CLUB ONE members have the unique opportunity to enhance their skills, influence product innovation, and remain at the forefront of CX transformation.”

“CLUB ONE has been instrumental in my professional growth, offering invaluable insights and enhancing my leadership skills. Its comprehensive resources have significantly improved my proficiency with CXone Supervisor, making it an essential tool for anyone looking to excel in their role. I am truly grateful for the opportunity to be part of such a transformative program,” said Lauryn Simmons, Thriveworks.

Learn more and become a CLUB ONE member here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.